MICHAEL E. DILLARD
713.220.5821/fax:
mdillard@akingump.com
May 7, 2008
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 7010

Re:	Endeavour International Corporation Registration Statement on Form S-3 Filed March 14, 2008 File Number 333-149744
Dear Mr. Schwall:
     On behalf of Endeavour International Corporation, a Nevada corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form S-3 (the “Registration Statement”), File Number 333-149744, filed March 14, 2008. In addition, we will provide a marked copy showing changes from the initial filing of the Registration Statement for your convenience.
     We are providing the following responses to the comment letter dated April 2, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Registrant’s initial filing of the Registration Statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 1 unless otherwise indicated.
Form S-3 filed March 14, 2007
General
1.	Comment: Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible bond that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible bond).

Response: The disclosure appearing on page 16 of the Registration Statement has been revised in response to the Staff’s comment.
2.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Given your status as guarantor of the bonds, describe all such obligations, even if they are the direct obligations of your subsidiary. Please do not include any repayment of principal on the convertible notes in this disclosure.
Response: The disclosure appearing on page 16 of the Registration Statement has been revised in response to the Staff’s comment.
3.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the company (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
Response: The disclosure appearing on page 16 of the Registration Statement has been revised in response to the Staff’s comment.
4.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible bond transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
Response: The disclosure appearing on page 16 of the Registration Statement has been revised in response to the Staff’s comment.
5.	Comment: Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the company (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible bonds; and
•	copies of all agreements between the company (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible bonds.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
Response: The disclosure appearing on page 15 of the Registration Statement has been revised in response to the Staff’s comment. The Registrant hereby confirms that all agreements between and/or among the Registrant and the selling shareholders are included as exhibits to the registration statement.
6.	Comment: Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether Endeavour Energy Luxembourg S.a.r.l. has the intention, and a reasonable basis to believe that it will have the financial ability to make all payments on the overlying securities; and
•	whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:
•	the date on which each such selling shareholder entered into that short position; and
•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).
Response: The disclosure appearing on pages 5 and 16 of the Registration Statement has been revised in response to the Staff’s comment.
Risk Factors, page 4
Risks Relating to our Common Stock, page 11
“If we, our existing stockholders or holders...,” page 11
7.	Comment: Please provide disclosure that delineates the amount of shares issuable assuming conversion of the bonds as of the most recent practicable date and the amount shares issuable assuming that conversion occurs on the last possible date. Your disclosure should indicate that the amounts issuable also reflect the addition of interest through a specified date.
Response: The disclosure appearing on page 12 of the Registration Statement has been revised in response to the Staff’s comment.
“Our debt level could...,” page 5

8.	Comment: Here and in the discussion on page 15, clarify the statement that “[w]e issued...convertible bonds to a company controlled by the Smedvig family.” As noted in the trust deed, the convertible bonds were issued by your wholly owned subsidiary, Endeavour Energy Luxembourg S.a.r.l.
Response: The disclosure appearing on pages 2, 5, 15 and 16 of the Registration Statement has been revised in response to the Staff’s comment.
9.	Comment: Supplement your risk factor disclosure by disclosing that you also serve as guarantor of the 11.5% convertible bonds.
Response: The disclosure appearing on pages 2, 5, 15 and 16 of the Registration Statement has been revised in response to the Staff’s comment.
Selling Stockholders, page 15
10.	Comment: Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.
Response: The Company has confirmed that the numbers of shares are consistent, and has added disclosure on page 16 to further clarify such numbers in response to the Staff’s comment.
11.	Comment: Expand the Selling Stockholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
Response: The disclosure appearing on page 16 of the Registration Statement has been revised in response to the Staff’s comment.
12.	Comment: Identify as underwriters all selling stockholders who are registered broker-dealers, unless any the registered broker-dealers received the shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that each (l) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
Response: The disclosure appearing on page 16 of the Registration Statement has been revised in response to the Staff’s comment.
Plan of Distribution, page 16

13.	Comment: We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.
Response: We have reviewed the Telephone Interpretation referred to in the Staff’s comment and have added disclosure on page 17 to clarify that any such short sales would occur only after the Registration Statement has been declared effective.
Exhibits
14.	Comment: Please file as an exhibit the Trust Deed, which was filed as Exhibit 4.1 to the Form 8-K filed on January 28, 2008 and includes the Form of the Bond.
Response: In response to the Staff’s comment, the Registrant has included the Trust Deed as an exhibit to the Registration Statement.
     If you have any further questions, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (713) 220-5821 or by facsimile at (713) 236-0822. Thank you for your assistance.
Very truly yours,
/s/ Michael E. Dillard
Michael E. Dillard, P.C.
Enclosures

cc:	M. C. Duru, U.S. Securities and Exchange Commission C. Moncada-Terry, U.S. Securities and Exchange Commission Karen Paganis, Endeavour International Corporation